Exhibit 99.1

PINTEC Announces Independent Director Resignation

BEIJING, August 14, 2019 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced that Mr. Feng Hong has tendered his resignation as an independent director on the board of directors (the “Board”) of PINTEC, effective August 13, 2019, due to personal reasons. The Company expects to appoint an independent director in the near future.

Mr. Wei Wei, Chief Executive Officer and Director of PINTEC, commented: “On behalf of the Board and the Company, I would like to thank Feng Hong for the contributions that he has made during his tenure on the Board, and wish him continued success in the future.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from point-of-sale financing, personal installment loans and business installment loans, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies, peer-to-peer platforms and other similar institutions. For more information, please visit ir.pintec.com.

Investor Relations Contact
Joyce Tang
Pintec Technology Holdings Ltd.

Phone: +1-646-308-1622
E-mail: ir@pintec.com

Jack Wang
ICR Inc.
Phone: +1-646-308-1622
E-mail: pintec@icrinc.com